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                                             EXHIBIT (20) b

For Immediate Release                      Contact:    Anne Marie Bugge
                                                       (206)487-7081

          SHAREHOLDERS APPROVE ATL/INTERSPEC MERGER

SEATTLE, Washington, May 16, 1994--ATL (Advanced Technology Laboratories, Inc.), a worldwide leader in diagnostic medical ultrasound, announced today that shareholders of both ATL and Interspec, Inc. have approved the merger of the two companies. Interspec, a leader in the U.S. cardiology ultrasound market, will become a wholly owned subsidiary of ATL through an exchange of one share of Interspec stock for
0.413 shares of ATL stock. On a 1993 basis, the acquisition creates an ultrasound company with combined revenues of approximately $360 million, an installed base of over 20,000 systems and a product line spanning all major clinical applications.

"This acquisition broadens and complements our strong position in the premium performance general imaging markets led by the success of our digital High Definition (tm) Imaging system," said Dennis C. Fill, ATL Chairman and CEO. "Nearly half of ATL's revenues were generated by the international markets in 1993. With the addition of Interspec, we obtain an excellent base from which to address the growing international demand for mid-priced, high quality ultrasound systems as well as immediately expand our position in the U.S. cardiology market. We believe that Interspec's high quality Apogee (r) systems, designed specifically to meet the needs of the radiology and cardiology mid-range markets, will be a strategic asset in ATL's growth."

The merger agreement provides that Edward Ray, currently
Interspec Chairman and CEO, will continue as president of Interspec and join the ATL Board of Directors. The transaction is anticipated to close on May 17, 1994.
Interspec stock (Nasdaq:ISPC) will cease trading as of the close of business on that day. Concurrently, Ralph M.
Barford is stepping down from the ATL Board as part of a decision to reduce his corporate activities.

ATL, with headquarters in Bothell, Washington, is a
worldwide leader in the development, manufacture,
distribution and service of diagnostic medical ultrasound
systems.  ATL stock is traded on the Nasdaq National Market
under the symbol ATLI.  Interspec is located in Ambler,
Pennsylvania.
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                         051694/109